UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-9C-3

                                QUARTERLY REPORT

                     FOR THE QUARTER ENDED December 31, 2002

   Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935



                              PROGRESS ENERGY, INC.
                            410 S. Wilmington Street
                                Raleigh, NC 27602


Contents                                                                   Page

ITEM 1 - Organization Chart                                                   2

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions       3

ITEM 3 - Associate Transactions                                               4

ITEM 4 - Summary of Aggregate Investment                                      6

ITEM 5 - Other Investments                                                    6

ITEM 6 - Financial Statements and Exhibits                                    6

                           ITEM 1 - ORGANIZATION CHART

                                                                                 Percentage
                                                       Energy or     State        of Voting
                                                         Gas          of          Securities
        Name of Reporting Company                      Related    Organization      Held             Nature of Business

Progress Ventures, Inc.                                 Energy         NC
  CPL Synfuels LLC                                      Energy         NC            100         Synthetic Fuel Production
      Solid Fuel  LLC                                   Energy         DE             90         Synthetic Fuel Production
      Sandy River Synfuel LLC                           Energy         DE             90         Synthetic Fuel Production
      Colona Synfuel LLLP                               Energy         DE             17         Synthetic Fuel Production
Strategic Resource Solutions Corp.                      Energy         NC            100         Energy Services Company
Progress Energy Solutions, Inc.                         Energy         NC            100         Energy Services Company
  PES Engineering Corp. (1)                             Energy         NC            100         Energy Engineering
Progress Fuels Corporation                              Energy         FL            100         Procurement and
                                                                                                 Transportation of Coal
  EFC Synfuel LLC                                       Energy         DE            100         Holding Company
      Ceredo Synfuel LLC                                Energy         DE             99         Synthetic Fuel Production
      Sandy River Synfuel LLC                           Energy         DE              9         Synthetic Fuel Production
      Solid Energy LLC                                  Energy         DE             99         Synthetic Fuel Production
      Solid Fuel LLC                                    Energy         DE              9         Synthetic Fuel Production
  Kentucky May Coal Company, Inc.                       Energy         VA            100         Coal Mine
      Cincinnati Bulk Terminals, Inc. (2)               Energy         DE            100         Coal and Bulk Material
                                                                                                 Terminal
         Kanawha River Terminals, Inc.                  Energy         FL            100         Coal and Bulk Material
                                                                                                 Terminal
           Black Hawk Synfuel, LLC                      Energy         DE            100         Synthetic Fuel Production
              New River Synfuel LLC                     Energy         CO             10         Synthetic Fuel Production
           Ceredo Liquid Terminal LLC                   Energy         DE            100         Emulsion Products Terminal
           Coal Recovery V, LLC                         Energy         MO             25         Synthetic Fuel Marketing
           Colona Newco, LLC                            Energy         DE            100         Holding Company
              Colona SynFuel Limited Partnership, LLLP  Energy         DE            20.1        Synthetic Fuel Production
           Colona Sub No. 2, LLC                        Energy         DE            100         Synthetic Fuel Production
              Colona Synfuel Limited Partnership, LLLP  Energy         DE              1         Synthetic Fuel Production
           Colona Synfuel Limited Partnership, LLLP     Energy         DE            61.9        Synthetic Fuel Production
Marmet Synfuel, LLC                                     Energy         DE            100         Synthetic Fuel Production
Progress Materials, Inc.                                Energy         FL            100         Manufacturing
Progress Synfuel Holdings, Inc.                         Energy         DE            100         Holding Company
           Ceredo Synfuel LLC                           Energy         DE              1         Synthetic Fuel Production
           Sandy River Synfuel LLC                      Energy         DE              1         Synthetic Fuel Production
           Solid Energy LLC                             Energy         DE              1         Synthetic Fuel Production
           Solid Fuel LLC                               Energy         DE              1         Synthetic Fuel Production
Riverside Synfuel, LLC.                                 Energy         WV            100         Synthetic Fuel Production
Utech Venture Capital Corporation                       Energy         DE            9.76        Investment in
                                                                                                 Electrotechnologies
Utech Climate Challenge Fund                            Energy         DE            9.76        Investment in
                                                                                                 Electrotechnologies

----------------------
(1) PES Engineering Corp. was formerly known as SRS Engineering. It was renamed PES Engineering Corp. on December 4, 2002
(2) Concinnati Bulk Terminals, Inc.'s assets were sold to CBT Acquisition, LLC on December 15, 2002. In connection with that sale, Concinnati Bulk Terminals, Inc.'s name has been changed to KRT Holdings, Inc.

                ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND
                              CAPITAL CONTRIBUTION


Contribution     Company Making                      Company Receiving            Contribution
   Date          Contribution                        Contribution                Amount (in $)

10/31/2002       CP&L Synfuels, LLC                  Solid Fuel, LLC             2,418,083.71
10/31/2002       EFC Synfuel, LLC                    Solid Fuel, LLC               241,808.37
10/31/2002       Progress Synfuel Holdings, Inc.     Solid Fuel, LLC                26,867.60
10/31/2002       CP&L Synfuels, LLC                  Sandy River Synfuel, LLC    3,483,634.47
10/31/2002       EFC Synfuel, LLC                    Sandy River Synfuel, LLC      348,363.45
10/31/2002       Progress Synfuel Holdings, Inc.     Sandy River Synfuel, LLC       38,707.05
11/31/2002       CP&L Synfuels, LLC                  Solid Fuel, LLC             1,770,580.08
11/31/2002       EFC Synfuel, LLC                    Solid Fuel, LLC               177,058.01
11/31/2002       Progress Synfuel Holdings, Inc.     Solid Fuel, LLC                19,673.11
11/31/2002       CP&L Synfuels, LLC                  Sandy River Synfuel, LLC    2,426,352.69
11/31/2002       EFC Synfuel, LLC                    Sandy River Synfuel, LLC      242,635.27
11/31/2002       Progress Synfuel Holdings, Inc.     Sandy River Synfuel, LLC       26,959.47
12/31/2002       CP&L Synfuels, LLC                  Solid Fuel, LLC                63,140.46
12/31/2002       EFC Synfuel, LLC                    Solid Fuel, LLC                 6,314.05
12/31/2002       Progress Synfuel Holdings, Inc.     Solid Fuel, LLC                   701.56
12/31/2002       CP&L Synfuels, LLC                  Sandy River Synfuel, LLC    2,561,126.15
12/31/2002       EFC Synfuel, LLC                    Sandy River Synfuel, LLC      256,112.62
12/31/2002       Progress Synfuel Holdings, Inc.     Sandy River Synfuel, LLC       28,456.96



Dividend         Company Making                      Company Making               Dividend
  Date           Dividend                            Dividend                     Amount
None to report
for this quarter.

                         ITEM 3. ASSOCIATE TRANSACTIONS

            Part I - Transactions Performed by Reporting Companies on
                         Behalf of Associate Companies

Reporting Company           Associate Company            Types of       Direct Costs   Indirect Costs  Cost of         Total Amount
Rendering Services          Receiving Services           Services      Charged (in $)  Charged (in $)  Capital (in $)  Billed (in $)

Strategic Resource          Carolina Power & Light       Energy             1,728,136                                    1,728,136
Solutions Corp.                                          Management
Sandy River Synfuel,  LLC   Cincinnati Bulk Terminals,   Coal sales            32,123                                       32,123
                            Inc.
Progress Fuels Corporation  Florida Power Corp.          Coal Sales        91,929,206                                   91,929,206
Progress Fuels Corporation  Kanawha River Terminals,     Coal Sales         7,513,749                                    7,513,749
                            Inc.
Progress Fuels Corporation  Florida Power Corporation    Admin Services         1,220                                        1,220
Progress Fuels Corporation  Carolina Power & Light Co.   Admin Services        56,660                                       56,660
Progress Fuels Corporation  Progress Land Corporation    Admin Services        31,096                                       31,096

Progress Fuels Corporation  Dulcimer Land Company, Inc.  Admin Services        18,299                                       18,299
Progress Fuels Corporation  Homeland Coal Company, Inc.  Admin Services        41,937                                       41,937
Progress Fuels Corporation  Awayland Coal Company, Inc.  Admin Services        18,158                                       18,158
Progress Fuels Corporation  Powell Mountain Joint        Admin Services       340,701                                      340,701
                            Venture
Progress Fuels Corporation  Powell Mountain Coal         Admin Services       451,110                                      451,110
                            Company, Inc.
Progress Fuels Corporation  Mesa Hydrocarbons, Inc.      Admin Services       422,309                                      422,309
Progress Fuels Corporation  Westchester Gas Company,     Admin Services        61,927                                       61,927
                            Ltd.
Progress Fuels Corporation  Progress Synfuel Holdings,   Admin Services         3,083                                        3,083
                            Inc.
Progress Fuels Corporation  EFC Synfuel, LLC             Admin Services       109,573                                      109,573
Progress Fuels Corporation  Solid Energy, LLC            Admin Services        28,804                                       28,804
Progress Fuels Corporation  Ceredo Synfuel, LLC          Admin Services       151,810                                      151,810
Progress Fuels Corporation  Sandy River Synfuel, LLC     Admin Services           662                                          662
Progress Fuels Corporation  Marmet Synfuel, LLC          Admin Services        54,818                                       54,818
Progress Fuels Corporation  Riverside Synfuel, LLC       Admin Services       152,300                                      152,300
Progress Fuels Corporation  Progress Rail Services       Admin Services     1,596,389                                    1,596,389
                            Corporation
Progress Fuels Corporation  Progress Materials, Inc.     Admin Services       392,990                                      392,990
Progress Fuels Corporation  Kentucky May Coal Company,   Admin Services       539,212                                      539,212
                            Inc.
Progress Fuels Corporation  Diamond May Coal Company     Admin Services       366,781                                      366,781
Progress Fuels Corporation  Kentucky May Mining Company  Admin Services       293,842                                      293,842
Progress Fuels Corporation  Cincinnati Bulk Terminals,   Admin Services       264,531                                      264,531
                            Inc.
Progress Fuels Corporation  Kanawha River Terminals,     Admin Services     1,459,980                                    1,459,980
                            Inc.
Progress Fuels Corporation  Colona Synfuel Limited       Admin Services        78,222                                       78,222
                            Partnership, LLLC
Progress Fuels Corporation  Black Hawk Synfuel LLC       Admin Services       167,605                                      167,605
Progress Fuels Corporation  Ceredo Liquid Terminals, LLC Admin Services       126,443                                      126,443

                                     ITEM 3.
           Part II - Transactions Performed by Associate Companies on
                         Behalf of Reporting Companies

Associate Company           Reporting Company               Types of       Direct Costs  Indirect Costs  Cost of       Total Amount
Rendering Services          Receiving Services`             Services      Charged (in $) Charged (in $) Capital (in $) Billed (in $)
                                                            Rendered
Progress Energy Service     Strategic Resource           Admin Services           487,849                                   487,849
Co., LLC                    Solutions Corp.
Carolina Power & Light      Strategic Resource           Admin Services           794,245                                   794,245
                            Solutions Corp
North Carolina Natural Gas  Strategic Resource           Admin Services             1,208                                     1,208
Corporation                 Solutions Corp
Powell Mountain Joint       Solid Fuel, LLC              Admin Services        12,856,067                                12,856,067
Venture
Progress Energy Service     Progress Fuels Corporation   Admin Services         4,671,770                                 4,671,770
Co, LLC
Progress Ventures, Inc.     Progress Fuels Corporation   Admin Services         1,277,756                                 1,277,756

Powell Mountain Joint       Progress Fuels Corporation   Coal Sales             1,635,336                                 1,635,336
Venture
Marmet Synfuel, LLC         Progress Fuels Corporation   Coal/Synfuel           6,573,134                                 6,573,134
                                                         Sales
Kanawha River Terminals,    Progress Fuels Corporation   Coal Sales             1,279,473                                 1,279,473
Inc.
Black Hawk Synfuel, LLC     Progress Fuels Corporation   Coal/Synfuel           8,665,527                                 8,665,527
                                                         Sales
Kanawha River Terminals,    Sandy River Synfuels, LLC    Coal Sales            12,795,469                                12,795,469
Inc.
Kanawha River Terminals,    Sandy River Synfuels, LLC    Admin Services         3,313,486                                 3,313,486
Inc.
Kanawha River Terminals,    Colona Synfuel Partnership   Coal Sales            18,489,385                                18,489,385
Inc.                        LLLP
Kanawha River Terminals,    Colona Synfuel Partnership   Land Rent                  6,000                                     6,000
Inc. LLLP
Ceredo Liquid Terminal, LLC Colona Synfuel Partnership   Admin Services           570,409                                   570,409
                            LLLP


                    ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:                                     (in 000's)
  Total consolidated capitalization as of 12/31/02.                          $17,487,380        Line 1
      Total capitalization multiplied by 15%                                 $ 2,623,107        Line 2
       (line 1 multiplied by 0.15)
      Greater of $50 million or line 2                                       $ 2,623,107        Line 3
      Total current aggregate investment:
      (categorized by major line of energy related businesses)
              Synthetic Fuel                                                     206,890
              Emulsion Products Terminal                                               0
              Electrotechnologies                                                      0
              Energy Service                                                         273
              Manufacturing                                                         (937)
                  Total current aggregate investment                         $   206,226        Line 4
              Difference between the greater of $50 million or 15%
              of capitalization and the total aggregate investment of
              the registered holding company system (line 3 less line 4)     $ 2,416,881        Line 5

                          ITEM 5 - OTHER INVESTMENTS (3)

           Investment Balance                                11/30/00

           Colona Synfuel, LLLP                               9,092,279
           Sandy River Synfuel, LLC                          29,981,746
           Solid Fuel, LLC                                   39,022,407
           Solid Energy LLC                                           -
           Ceredo Synfuel LLC                                         -
           Ceredo Liquid Terminal LLC                                 -
           Progress Materials, Inc.                           2,553,487
           Strategic Resource Solutions Corp.               119,526,168
           Utech Venture Capital Corporation                  4,542,352
           Utech Climate Challenge Fund, LP                   2,249,375



                          ITEM 6 - FINANCIAL STATEMENTS

Not applicable.

----------------------
(3) These numbers do not include Progress Fuels Corporation (f/k/a Electric Fuels Corporation) because the Commission has determined that a majority of the assets of Progress Fuels Corporation's subsidiaries are not retainable under the standards of Section 11(b)(1) of the Act.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereto duly authorized.



                                   PROGRESS ENERGY, INC.
                                   Registrant



Date:    April 10, 2003            By:
                                      ------------------------------------------
                                      Name:  Thomas R. Sullivan
                                      Title:   Treasurer